UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                       ALLIANCE SEMICONDUCTOR CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    01877H100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 2, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

              [ ] Rule 13d-1(b)
              [X] Rule 13d-1(c)
              [ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  01877H100
--------------------------------------------------------------------------------

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                      Harvey Partners, LLC
                      20-3760303
--------------------------------------------------------------------------------

(2)   Check  the  Appropriate Box  if  a  Member of  a  Group (See Instructions)
         (a)                             (b)
--------------------------------------------------------------------------------

(3)   SEC Use Only
--------------------------------------------------------------------------------

(4)   Citizenship or Place of Organization:  Delaware, United States
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned
   Each Reporting Person With by       (5) Sole Voting Power:        1,655,260**
                                           -------------------------------------
                                       (6) Shared Voting Power:               **
                                           -------------------------------------
                                       (7) Sole Dispositive Power:   1,655,260**
                                           -------------------------------------
                                       (8) Shared Dispositive Power:          **
                                            ------------------------------------
--------------------------------------------------------------------------------

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:
                1,655,260**
--------------------------------------------------------------------------------

(10)  Check if  the  Aggregate Amount  in  Row  (9) Excludes Certain Shares (See
      Instructions):    **
--------------------------------------------------------------------------------

(11)  Percent of Class Represented by Amount in Row (9):   5.1%**
--------------------------------------------------------------------------------

(12)  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
** Harvey Partners, LLC ("Harvey Partners") is the investment manager of Harvey SMidCap Fund, LP, a Delaware limited partnership ("SMidCap Fund"), and Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company ("SMidCap
Offshore Fund"), and, as such, possesses sole power to vote and direct the disposition of all securities of Alliance Semiconductor Corporation, a Delaware corporation (the "Company"), held by SMidCap Fund and SMidCap Offshore Fund. Jeffrey C. Moskowitz and James A. Schwartz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

As of July 2, 2007, SMidCap Fund held 1,412,009 shares of the common stock, $0.01 par value per share (the "Common Shares"), of the Company. As of July 2, 2007, SMidCap Offshore Fund held 243,251 Common Shares of the Company. Based upon information set forth in the Company's most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on June 29, 2007, there were 32,586,940 Common Shares of the Company issued and outstanding as of June 5, 2007. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Harvey Partners is deemed to beneficially own 1,655,260 Common Shares of the Company, or 5.1% of the Common Shares of the Company deemed issued and outstanding as of July 2, 2007. Harvey Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in SMidCap Fund and SMidCap Offshore Fund, if any.

Item 1(a)  Name Of Issuer:  Alliance Semiconductor Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           2900 Lakeshore Drive, Santa Clara, California 95054


Item 2(a)  Name of Person Filing:  Harvey Partners, LLC

Item 2(b)  Address  of  Principal  Business  Office  or,  if  None,  Residence:
           350 Madison Avenue, 8th Floor, New York, NY 10017

Item 2(c) Citizenship: Harvey Partners, LLC is a Delaware limited liability company.

Item 2(d)  Title of Class of Securities: Common Stock, $0.01 par value per share

Item 2(e)  CUSIP No.:   01877H100


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

           Not Applicable.


Item 4.    Ownership.

         (a)   Amount Beneficially Owned:

                   1,655,260**

         (b)   Percent of Class:

                   5.1%**

         (c)   Number of Shares as to which such person has:

               (i) sole power to vote or to direct the vote          1,655,260**

              (ii) shared power to vote or to direct the vote                 **

             (iii) sole power to dispose or to direct the
                   disposition of                                    1,655,260

              (iv) shared power to dispose or to direct the
                   disposition of                                             **


Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [ ]


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.



-------------
** Harvey Partners, LLC ("Harvey Partners") is the investment manager of Harvey SMidCap Fund, LP, a Delaware limited partnership ("SMidCap Fund"), and Harvey SMidCap Offshore Fund, Ltd., a Cayman Islands exempted company ("SMidCap
Offshore Fund"), and, as such, possesses sole power to vote and direct the disposition of all securities of Alliance Semiconductor Corporation, a Delaware corporation (the "Company"), held by SMidCap Fund and SMidCap Offshore Fund. Jeffrey C. Moskowitz and James A. Schwartz, the Managing Members of Harvey Partners, share voting and investment power with respect to all securities beneficially owned by Harvey Partners.

As of July 2, 2007, SMidCap Fund held 1,412,009 shares of the common stock, $0.01 par value per share (the "Common Shares"), of the Company. As of July 2, 2007, SMidCap Offshore Fund held 243,251 Common Shares of the Company. Based upon information set forth in the Company's most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on June 29, 2007, there were 32,586,940 Common Shares of the Company issued and outstanding as of June 5, 2007. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Harvey Partners is deemed to beneficially own 1,655,260 Common Shares of the Company, or 5.1% of the Common Shares of the Company deemed issued and outstanding as of July 2, 2007. Harvey Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in SMidCap Fund and SMidCap Offshore Fund, if any.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.



                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 12, 2007

                                              HARVEY PARTNERS, LLC


                                              By:/s/ Jeffrey C. Moskowitz
                                                 -------------------------------
                                              Name:  Jeffrey C. Moskowitz
                                              Title: Managing Member



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)